Filed by Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

This filing relates to the proposed merger of Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”) and Apollo Commercial Real Estate Finance Inc., a Maryland corporation (“ARI”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 26, 2016 by and between AMTG, ARI and Arrow Merger Sub, Inc., a Maryland corporation

Subject: ARI to acquire AMTG

From: Jim Zelter

To: All Apollo

Timing: 9:00 a.m. on Friday, February 26

FOR INTERNAL USE ONLY. PLEASE DO NOT FORWARD.

This morning, ARI and AMTG announced the signing of a definitive merger agreement whereby ARI, the externally managed commercial mortgage REIT we manage, will acquire AMTG, the externally managed residential mortgage REIT we manage. Under the terms of the Agreement, AMTG stockholders will receive a combination of cash and ARI shares of common stock in exchange for their shares of AMTG common stock. The specific details of the transaction, which is subject to AMTG stockholder approval, are included in the press release, which is attached.

The transaction is anticipated to close in either the second or third quarter of 2016. After the closing of the transaction, ARI intends to re-deploy AMTG’s capital into commercial real estate debt investments. Athene will play a role in the transaction as well, providing ARI with capital to finance a portion of the purchase price and entering into an agreement with ARI to acquire certain of AMTG’s assets upon closing.

The residential mortgage REIT sector has faced significant headwinds over the past several quarters. Michael Commaroto and his team have managed the AMTG investment portfolio with great skill through a turbulent and challenging market; however, the board believes this transaction best serves the interests of the AMTG stockholders. This transaction offers AMTG stockholders a significant premium to the current trading value of the common stock in the form of immediate cash consideration and, importantly, an opportunity to participate in ARI’s future growth through ownership of ARI common stock.

This transaction provides ARI with the ability to expand its balance sheet in an accretive manner at a time when Stuart Rothstein, Scott Weiner and the ARI team believes there is significant opportunity to deploy capital at attractive returns. ARI has a robust pipeline of commercial real estate debt transactions with attractive risk-adjusted returns in which to invest the incremental capital, in addition to $86 million of fundings for previously closed transactions that are scheduled throughout 2016.

Business decisions that have a direct impact on our employees are never taken lightly; however, we ultimately believe this is the best outcome for stockholders and the firm. To the entire AMTG team – thank you for your hard work and dedication to the platform and the firm over the past 5+ years. On behalf of Apollo, we appreciate all of your efforts and your continued commitment over the next few months leading up to the closing.

Jim

Additional Information and Where You Can Find It

In connection with the proposed transaction, ARI intends to file a registration statement on Form S-4 that will serve as a prospectus for the ARI shares to be issued as consideration in the proposed transaction and AMTG intends to file a proxy statement and other relevant materials with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION.     These materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. When available after filing, the prospectus and proxy statement and other relevant information may be obtained without charge from the website of the Securities and Exchange Commission at www.SEC.gov. Copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com, and copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the proxy statement or any other document that AMTG may file with the SEC or send to stockholders in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; and risks associated with investing in real estate assets, including changes in business conditions and the general economy. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.